GROUP CORPORATE SECRETARIAL SERVICES DEPARTMENT
36 Robinson Road, #04-01 City House,
Singapore 068877
Tel: (65) 6877 8228 Fax: (65) 6225 4959
Writer's Tel: (65) 6877 8278

CITY DEVELOPMENTS LIMITED
A MEMBER OF THE HONG LEONG GROUP
城市發展有限公司
Co. Reg. No. 196300316Z

RECEIVED
2004 NOV 18 A 11:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our Ref: GCSS-EL/2053/04/LTR

12 November 2004

PRIVATE & CONFIDENTIAL
By Courier

The U.S. Securities & Exchange Commission
450 Fifth Street, N.W.
Room 3099 Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549
United States of America

04046184

SUPPL

Dear Sirs

ADR FACILITIES
CITY DEVELOPMENTS LIMITED, INCORPORATED IN SINGAPORE (FILE NO. 82.3672)

Pursuant to Rule 12g3-2(b)(iii) under the Securities Exchange Act of 1934, we enclose herewith copies of the announcement dated:

- 10 November 2004 (*Unaudited Third Quarter and 9 months ended 30 September 2004 Financial Statement and Dividend Announcement*); and
- 12 November 2004 (*Notification on New Subsidiaries*).

Yours faithfully,

ENID LING
Assistant Manager
(Corporate Secretarial Services)

PROCESSED
NOV 23 2004
THOMSON FINANCIAL

dlw 11/22

Encs.

cc M/s Coudert Brothers, Hong Kong (without enclosures) (*By Fax Only*)
Ms Catherine Loh (without enclosures)

EL/kw

Unaudited Third Quarter and 9 months ended 30 September 2004 * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	10-Nov-2004 18:20:52
Announcement No.	00103

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	30-09-2004

Attachments:	Q3_04.pdf Total size = **245K** (2048K size limit recommended)

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CITY DEVELOPMENTS LIMITED

(REG. NO. 196300316Z)

UNAUDITED THIRD QUARTER AND NINE-MONTH FINANCIAL STATEMENT FOR THE PERIOD ENDED 30 SEPTEMBER 2004

PART I – INFORMATION REQUIRED FOR ANNOUNCEMENTS OF QUARTERLY (Q1,Q2 & Q3), HALF-YEAR AND FULL YEAR RESULTS

1(a) **An income statement (for the group) together with a comparative statement for the corresponding period of the immediately preceding financial year.**

These figures have not been audited.

	The Group Third quarter ended 30 September		Incr/ (Decr)	The Group 9-month period ended 30 September		Incr/ (Decr)
	2004	2003		2004	2003	
	S$'000	S$'000	%	S$'000	S$'000	%
Revenue	597,843	622,598	(4.0)	1,776,766	1,685,575	5.4
Cost of sales	(312,083)	(351,389)	(11.2)	(927,352)	(954,633)	(2.9)
Gross profit	285,760	271,209	5.4	849,414	730,942	16.2
Other operating income [2]	13,825	3,249	325.5	31,124	49,700	(37.4)
Administrative expenses [3]	(99,368)	(92,440)	7.5	(303,281)	(276,373)	9.7
Other operating expenses	(97,695)	(104,240)	(6.3)	(283,365)	(295,695)	(4.2)
Profit from operations [1]	102,522	77,778	31.8	293,892	208,574	40.9
Finance costs [4]	(41,729)	(36,380)	14.7	(124,323)	(126,775)	(1.9)
Profit before share of results of associated companies and jointly controlled entities	60,793	41,398	46.9	169,569	81,799	107.3
Share of loss of associated companies	(16)	(17)	(5.9)	(77)	(59)	30.5
Share of profit of jointly controlled entities	15,901	30,783	(48.3)	28,066	46,753	(40.0)
Profit from ordinary activities before taxation	76,678	72,164	6.3	197,558	128,493	53.8
Taxation [5]	(835)	(21,970)	(96.2)	(5,325)	(27,874)	(80.9)
Profit from ordinary activities after taxation	75,843	50,194	51.1	192,233	100,619	91.1
Minority interests	(23,429)	(8,969)	161.2	(62,759)	(10,568)	493.9
Net profit	52,414	41,225	27.1	129,474	90,051	43.8
Earnings per share						
- basic	6.20 cents	5.06 cents		15.53 cents	11.18 cents	
- fully diluted	5.64 cents	5.06 cents		14.83 cents	11.18 cents	

Notes to The Group's Income Statement :

(1) Profit from operations includes the following :

	The Group Third quarter ended 30 September		The Group 9-month period ended 30 September	
	2004	2003	2004	2003
	S$'000	S$'000	S$'000	S$'000
Interest income	5,978	5,852	17,154	26,322
Profit/(loss) on sale of investments, property, plant and equipment (net) [6]	3,341	(1,488)	6,583	16,635
Allowance for foreseeable losses on development properties written back (net)	2,823	-	7,852	2
Investment income [7]	2,436	1,439	4,062	4,611
Depreciation	(40,598)	(40,442)	(123,196)	(124,566)
Amortisation	(1,555)	(1,042)	(4,623)	(3,610)
Allowance for doubtful debts written back/ (made)(net)				
- trade	144	(430)	(70)	(1,168)
- non-trade [8]	-	(325)	(405)	(13,977)
Net exchange (loss)/gain	(1,162)	(2,898)	(1,492)	2,520

Notes to The Group's Income Statement : (cont'd)

(2) Other operating income which comprise mainly interest income, profit on sale of property, plant and equipment, net exchange gain and allowance for diminution in value of long-term investments written back increased by $10.6 million for Q3 and decreased by $18.6 million for 9-month period ended 30.9.2004. The increase for Q3 is mainly due to profit from sale of property, plant and equipment and allowance for diminution in value of long-term investments written back. The decrease for 9-month period ended 30.9.2004 is primarily due to lower interest income and lower profit on sale of investments, property, plant and equipment referred to in note 6 below.

(3) Administrative expenses which comprise mainly depreciation, hotel administrative expenses, and salaries and related expenses, increased by $6.9 million for Q3 and $26.9 million for 9-month period ended 30.9.2004. The increase is mainly due to the strengthening of Sterling Pound against the Singapore Dollar and reclassification of certain expenses previously reported under Other operating expenses.

(4) Finance costs increased by $5.3 million for Q3 and decreased by $2.5 million for 9-month period ended 30.9.2004. The increase for Q3 arises from increase in average interest rates whilst the decrease for 9-month period ended 30.9.2004 is mainly due to lower average borrowings.

(5) Taxation for Q3 and 9-month period ended 30.9.2004 is derived at by applying the varying statutory tax rates on the taxable profit/(losses) and taxable temporary differences of the different countries in which the Group operates, and after adjusting for write-back of overprovision of taxation in prior years of $9.9 million for Q3 (2003 : $5 million) and $36.9 million for 9-month period ended 30.9.2004 (2003 : $9.4 million) for the Group which includes its share of those of its associated companies and jointly controlled entities.

The write-back relates mainly to overprovision of deferred tax by overseas subsidiaries. The change in corporate tax rate from 22% to 20% in Singapore also resulted in some write-backs.

(6) The profit for 9-month period ended 30.9.2003 includes a gain of approximately $17 million achieved in Q1 2003 on the disposal of non-core assets of subsidiaries comprising a staff hostel in London and an interest in a joint venture for a mixed development in China.

(7) Investment income includes dividend and profit/(loss) on sale of short-term investments.

(8) The allowance for doubtful debts for 9-month period ended 30.9.2003 relates to a provision against a loan note on a hotel in Florida sold by a subsidiary. Part of the consideration for the sale was in the form of a loan note to the subsidiary secured on the property. The purchaser has now filed for a protection from bankruptcy and the subsidiary has therefore decided that it is prudent to make a provision against the loan note.

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

	<------ The Group ------->		<-- The Company ---->	
	As at 30.9.2004 S$'000	As at 31.12.2003 S$'000	As at 30.9.2004 S$'000	As at 31.12.2003 S$'000
Non-Current Assets				
Property, plant and equipment	8,994,855	9,145,659	581,854	664,638
Investments in subsidiaries	-	-	2,204,936	2,204,934
Investments in associated companies	1,276	1,383	-	-
Investments in jointly controlled entities	222,152	246,029	68,495	68,495
Financial assets	28,483	25,432	15,546	15,546
Deferred financial charges	11,094	13,368	555	397
Intangible assets	211	298	-	-
Other non-current assets	110,037	111,010	57,988	60,714
Current Assets				
Development properties	1,911,847	2,237,893	1,588,902	1,861,622
Consumable stocks	12,631	13,159	1,059	1,159
Financial assets	35,748	30,158	-	-
Trade and other receivables	761,546	663,264	944,409	687,134
Cash and cash equivalents	830,245	571,400	444,018	255,477
	3,552,017	**3,515,874**	**2,978,388**	**2,805,392**
Less:				
Current Liabilities				
Bank overdrafts	1,426	4,511	4,938	-
Trade and other payables	726,157	686,434	998,813	848,628
Bank loans	17,602	44,865	17,602	44,082
Current portion of long-term liabilities	245,193	367,906	22,000	125,000
Bonds and notes - repayable within 12 months	490,000	321,075	200,000	120,000
Employee benefits	17,002	11,861	1,192	1,112
Provision for taxation	100,609	76,308	31,933	15,081
Provisions	1,179	6,383	-	-
	1,599,168	**1,519,343**	**1,276,478**	**1,153,903**
Net Current Assets	**1,952,849**	**1,996,531**	**1,701,910**	**1,651,489**
Less:				
Non-Current Liabilities				
Interest-bearing loans and other liabilities	3,781,025	4,142,603	961,337	1,069,975
Employee benefits	13,975	16,125	-	-
Provisions	10,423	10,839	-	-
Deferred tax liabilities	649,897	698,120	12,176	24,177
	4,455,320	**4,867,687**	**973,513**	**1,094,152**
Less:				
Minority Interests	2,105,930	2,069,015	-	-
NET ASSETS	**4,759,707**	**4,603,008**	**3,657,771**	**3,572,061**
CAPITAL AND RESERVES				
Share capital	445,386	413,593	445,386	413,593
Reserves	4,314,321	4,189,415	3,212,385	3,158,468
	4,759,707	**4,603,008**	**3,657,771**	**3,572,061**

1(b)(ii) Aggregate amount of group's borrowings and debt securities.

		As at 30/9/2004 S$'000	As at 31/12/2003 S$'000
Unsecured			
-repayable within one year		570,587	420,576
-repayable after one year		1,305,189	1,488,780
	(a)	1,875,776	1,909,356
Secured			
-repayable within one year		181,109	315,342
-repayable after one year		2,456,776	2,632,492
	(b)	2,637,885	2,947,834
Gross borrowings	(a)+(b)	4,513,661	4,857,190
Less : cash and cash equivalents		(830,245)	(571,400)
Net borrowings		3,683,416	4,285,790

Gross borrowings for the Group decreased by $343.5 million mainly due to repayment of loans which was primarily funded by sale proceeds from development projects following their completion during the period under review.

Details of any collateral

The borrowings by subsidiaries are generally secured by:

- mortgages on their land and buildings, properties under development, development properties for sale and/or hotel properties and/or
- assignment of all rights and benefits to sale, lease and/or insurance proceeds and any alienation of properties

The borrowings by the Company are unsecured.

1(c) **A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.**

	Third quarter ended 30 September		9-month period ended 30 September	
	2004	2003	2004	2003
	S$'000	S$'000	S$'000	S$'000
Operating Activities				
Profit from ordinary activities before taxation	76,678	72,164	197,558	128,493
Adjustments for:				
Amortisation	1,555	1,042	4,623	3,610
Depreciation	40,598	40,442	123,196	124,566
Deferred financial charges written off	-	1	-	40
Property, plant and equipment written off	88	72	166	388
(Profit)/Loss on sale of property, plant and equipment	(3,341)	760	(6,243)	(11,260)
Share of loss of associated companies	16	17	77	59
Share of profit of jointly controlled entities	(15,901)	(30,783)	(28,066)	(46,753)
Interest income	(5,978)	(5,852)	(17,154)	(26,322)
Finance costs	41,729	36,380	124,323	126,775
Dividend income	(2,436)	(1,439)	(4,062)	(4,611)
Allowance for diminution in value of investments written back (net)	(1,118)	(233)	(903)	(2,195)
Allowance for foreseeable losses on development properties written back (net)	(2,823)	-	(7,852)	(2)
Allowance for doubtful debts (written back)/made (net)	(144)	755	475	15,145
Operating profit before working capital changes	128,923	113,326	386,138	307,933
Changes in working capital				
Development properties	89,383	(13,854)	413,022	(77,057)
Stocks, trade and other receivables	143,220	(3,093)	(79,280)	(14,649)
Related corporations	(10,866)	(59,140)	(21,979)	(71,434)
Trade and other payables	5,361	7,041	33,761	14,177
Employee benefits	145	294	2,636	1,559
Cash generated from operations	356,166	44,574	734,298	160,529
Income tax paid	(23,200)	(40,833)	(34,615)	(69,427)
Cash flows generated from operating activities carried forward	332,966	3,741	699,683	91,102

	Third quarter ended 30 September 2004 S$'000	Third quarter ended 30 September 2003 S$'000	9-month period ended 30 September 2004 S$'000	9-month period ended 30 September 2003 S$'000
Cash flows generated from operating activities brought forward	332,966	3,741	699,683	91,102
Investing Activities				
Purchase of property, plant and equipment	(20,987)	(18,091)	(45,501)	(89,118)
Proceeds from sale of property, plant and equipment	5,224	-	15,606	20,303
Increase in deferred financial charges and intangible assets	(54)	(2,268)	(2,436)	(3,100)
Decrease in investments in jointly controlled entities	252	2,625	600	2,625
Payment of deferred consideration[1]	-	(71,707)	-	(71,707)
Cash flow on acquisition of subsidiaries (net of cash)	-	(6,865)	-	(51,069)
Decrease/(Increase) in financial assets	1,364	(6,734)	(7,744)	(260)
Interest received (including amounts capitalised as property, plant and equipment and development properties)	6,015	5,935	17,250	26,446
Dividends received				
- investments	2,436	1,439	4,062	4,611
- jointly controlled entities	51,870	42,000	56,812	42,000
Cash flows generated from/(used in) investing activities	46,120	(53,666)	38,649	(119,269)
Financing Activities				
Proceeds from issue of shares (net of expenses)	66,130	-	406,490	-
Capital contribution to minority shareholders	(4,149)	(2,078)	(23,690)	(34,129)
Proceeds from term loans	474,152	324,728	607,390	650,682
Repayment of term loans	(718,096)	(205,914)	(1,003,395)	(561,068)
Repayment to finance lease creditors	(2,471)	(30,968)	(4,867)	(31,557)
Proceeds from issuance of bonds and notes	42,972	19,893	358,093	292,409
Repayment of bonds and notes	(105)	(73,676)	(272,610)	(148,676)
Decrease in other long-term liabilities	(952)	(3,409)	(2,420)	(4,789)
Proceeds from bank loans	-	74,177	-	133,057
Repayment of bank loans	-	(29,090)	(26,551)	(173,837)
Payment of interest on deferred consideration [1]	-	(13,551)	-	(13,551)
Dividend paid	-	-	(380,505)	(46,860)
Interest paid (including amounts capitalised as property, plant and equipment and development properties)	(44,762)	(40,605)	(134,498)	(138,322)
Cash flows (used in)/generated from financing activities	(187,281)	19,507	(476,563)	(76,641)
Net increase/(decrease) in cash and cash equivalents carried forward	191,805	(30,418)	261,769	(104,808)

	Third quarter ended 30 September 2004 S$'000	Third quarter ended 30 September 2003 S$'000	9-month period ended 30 September 2004 S$'000	9-month period ended 30 September 2003 S$'000
Net increase/(decrease) in cash and cash equivalents brought forward	191,805	(30,418)	261,769	(104,808)
Exchange differences arising on translation of foreign subsidiaries' cash and cash equivalents	(3,709)	(2,410)	161	5,832
Cash and cash equivalents at the beginning of the period (net of bank overdraft)	640,723	543,659	566,889	609,807
Cash and cash equivalents at the end of the period (net of bank overdraft)	828,819	510,831	828,819	510,831

Note :-

[1] **Deferred Consideration**

In December 1999, a subsidiary of the Group acquired a number of hotels in USA and, under the terms of the acquisitions, US$45.0m(plus interest) of the consideration for these hotels was deferred for a period of two years. This consideration was not paid when it originally fell due in December 2001 pending adequate financial assurances that the vendor could honour its indemnity obligations under the terms of the agreement. The *parties have now reached agreement and a total of US$48.8m (S$85.3m) was paid during 2003 . The full* amount had already been fully provided for by the subsidiary of the Group.

1(d)(i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

The Group	Share Capital S$'000	Share Premium S$'000	Capital Reserve S$'000	Asset Revaluation Reserve S$'000	Exchange Fluctuation Reserve S$'000	Retained Profits S$'000	Total S$'000
At 1 January 2004	413,593	1,055,419	148,143	461,426	165,455	2,358,972	4,603,008
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	(187)	(3,684)	-	(3,871)
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	(247)	-	(247)
Profit for the period	-	-	-	-	-	40,006	40,006
At 31 March 2004	413,593	1,055,419	148,143	461,239	161,524	2,398,978	4,638,896
Issue of ordinary shares	2,024	8,097	-	-	-	-	10,121
Issue of preference shares (net of expenses)	16,544	313,695	-	-	-	-	330,239
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	493	14,226	-	14,719
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	236	-	236
Profit for the period	-	-	-	-	-	37,054	37,054
Dividends	-	-	-	-	-	(380,505)	(380,505)
At 30 June 2004	432,161	1,377,211	148,143	461,732	175,986	2,055,527	4,650,760
Issue of ordinary shares	13,225	52,905	-	-	-	-	66,130
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	(2,350)	(8,978)	-	(11,328)
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	1,731	-	1,731
Profit for the period	-	-	-	-	-	52,414	52,414
At 30 September 2004	445,386	1,430,116	148,143	459,382	168,739	2,107,941	4,759,707

The Group	Share Capital S$'000	Share Premium S$'000	Capital Reserve S$'000	Asset Revaluation Reserve S$'000	Exchange Fluctuation Reserve S$'000	Retained Profits S$'000	Total S$'000
At 1 January 2003	400,511	945,032	148,143	-	114,935	2,253,550	3,862,171
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	-	19,750	-	19,750
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	3,197	-	3,197
Surplus on revaluation of hotel properties	-	-	-	522,518	-	-	522,518
Profit for the period	-	-	-	-	-	38,146	38,146
At 31 March 2003	400,511	945,032	148,143	522,518	137,882	2,291,696	4,445,782
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	7,488	35,666	-	43,154
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	(3,326)	-	(3,326)
Profit for the period	-	-	-	-	-	10,680	10,680
Dividends	-	-	-	-	-	(46,860)	(46,860)
At 30 June 2003	400,511	945,032	148,143	530,006	170,222	2,255,516	4,449,430
Issue of ordinary shares	12,829	108,204	-	-	-	-	121,033
Exchange differences arising on consolidation of foreign subsidiaries	-	-	-	(2,719)	(11,395)	-	(14,114)
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	(179)	-	(179)
Profit for the period	-	-	-	-	-	41,225	41,225
At 30 September 2003	413,340	1,053,236	148,143	527,287	158,648	2,296,741	4,597,395

The Company	Share Capital S$'000	Share Premium S$'000	Capital Reserve S$'000	Asset Revaluation Reserve S$'000	Exchange Fluctuation Reserve S$'000	Retained Profits S$'000	Total S$'000
At 1 January 2004	413,593	1,042,297	63,743	855	(823)	2,052,396	3,572,061
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	(82)	-	(82)
Profit for the period	-	-	-	-	-	19,908	19,908
At 31 March 2004	413,593	1,042,297	63,743	855	(905)	2,072,304	3,591,887
Issue of ordinary shares	2,024	8,097	-	-	-	-	10,121
Issue of preference shares (net of expenses)	16,544	313,695	-	-	-	-	330,239
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	127	-	127
Profit for the period	-	-	-	-	-	3,523	3,523
Dividends	-	-	-	-	-	(380,505)	(380,505)
At 30 June 2004	432,161	1,364,089	63,743	855	(778)	1,695,322	3,555,392
Issue of ordinary shares	13,225	52,905	-	-	-	-	66,130
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	772	-	772
Profit for the period	-	-	-	-	-	35,477	35,477
At 30 September 2004	445,386	1,416,994	63,743	855	(6)	1,730,799	3,657,771

CITY DEVELOPMENTS LIMITED
(REG. NO. 196300316Z)

The Company	Share Capital S$'000	Share Premium S$'000	Capital Reserve S$'000	Asset Revaluation Reserve S$'000	Exchange Fluctuation Reserve S$'000	Retained Profits S$'000	Total S$'000
At 1 January 2003	400,511	931,910	63,743	-	(679)	2,074,069	3,469,554
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	157	-	157
Surplus on revaluation of a hotel property	-	-	-	855	-	-	855
Profit for the period	-	-	-	-	-	5,051	5,051
At 31 March 2003	400,511	931,910	63,743	855	(522)	2,079,120	3,475,617
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	(79)	-	(79)
Profit for the period	-	-	-	-	-	7,810	7,810
Dividends	-	-	-	-	-	(46,860)	(46,860)
At 30 June 2003	400,511	931,910	63,743	855	(601)	2,040,070	3,436,488
Issue of ordinary shares	12,829	108,204	-	-	-	-	121,033
Exchange differences arising on foreign currency liabilities (net of repayment) accounted for as a hedge of net investments in foreign entities	-	-	-	-	(103)	-	(103)
Profit for the period	-	-	-	-	-	41,446	41,446
At 30 September 2003	413,340	1,040,114	63,743	855	(704)	2,081,516	3,598,864

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

Ordinary share capital

Arising from the exercise of subscription rights by bonus warrant holders during the third quarter ended 30 September 2004, the Company issued 26,451,117 new ordinary shares of $0.50 each, thus bringing the total issued and paid up ordinary share capital as at 30 September 2004 to $428,842,423.50 comprising 857,684,847 ordinary shares of $0.50 each. As at 30 September 2004, the number of ordinary shares that may be issued on conversion of all the outstanding bonus warrants is 52,219,360 ordinary shares (30 September 2003 : Nil).

Preference share capital

As at 30 September 2004, the maximum number of ordinary shares that may be issued upon full conversion at the sole option of the Company of all the Preference Shares is 44,998,898 ordinary shares (30 September 2003 : Nil).

2. Whether the figures have been audited or reviewed and in accordance with which auditing standard or practice.

The figures have neither been audited nor reviewed by our auditors.

3. Where the figures have been audited or reviewed, the auditors' report (including any qualifications or emphasis of a matter).

Not applicable.

4. Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The accounting policies and methods of computation adopted are consistent with those applied in the audited financial statements for the year ended 31 December 2003.

5. If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

There was no change in the accounting policies and methods of computation.

6. **Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.**

	Third quarter ended 30 September		9-month period ended 30 September	
	2004	2003	2004	2003
Basic Earnings per share (cents)	6.20	5.06	15.53	11.18
Fully Diluted Earnings per share (cents)	5.64	5.06	14.83	11.18
Earnings per share is calculated based on :				
a) net profit for the period (S$'000)	52,414	41,225	129,474	90,051
b) weighted average number of ordinary shares in issue :				
- basic	846,003,009	814,668,633	833,837,775	805,627,422
- fully diluted (*)	929,140,005	814,688,633	873,318,952	805,627,422

**For computation of fully diluted earnings per share , the weighted average number of ordinary shares has been adjusted for the dilutive effect of potential ordinary shares arising from the exercise of all outstanding bonus warrants and conversion of all preference shares.*

7. **Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the:-**
(a) current financial period reported on; and
(b) immediately preceding financial year.

	The Group		The Company	
	30/09/2004 S$	31/12/2003 S$	30/09/2004 S$	31/12/2003 S$
Net Asset Value per ordinary share based on issued share capital of 857,684,847 ordinary shares as at 30 September 2004 (827,185,643 ordinary shares as at 31 December 2003).	5.55	5.56	4.26	4.32

8. **A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:-**

   (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and

   (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

The Group's attributable profit increased by 44% to $129.5 million for the nine months ended 30 September 2004 (2003: $90.1 million) and by 27% to $52.4 million for Q3 of the year (2003: $41.2 million). Turnover amounted to $1,777 million for the nine-month period (2003: $1,686 million) and $598 million for Q3 (2003: $623 million). The improvement in Group profit was mainly contributed by the hotel sector which performed well following the firm recovery of the hospitality industry in various countries in which the Group operates.

Property

The Singapore property market continued to improve with residential property prices registering a positive gain of 0.4% in Q3, the second running quarter of positive growth.

The Group launched Phase 2 of Monterey Park and the remaining phase of Savannah CondoPark during the period under review. In Q3, profit was booked from existing projects such as The Esparis EC, Savannah CondoPark , Nuovo EC and Monterey Park.

The turnaround in the office market was confirmed with occupancy and rental rates improving by 0.9% and 2.6% respectively in Q3. Prime Grade A office space appeared to lead the improvement in the sector.

Hotel

Millennium & Copthorne Hotels plc ("M&C"), in which the Group has a 52% interest, reflect improving trends as occupancy and rates continue to pick up in USA, Europe and Asia, boosted by the return of corporate travel.

For the three months to the end of September, M&C's turnover was £134.8 million (2003: £134.6 million – at constant rates of exchange, turnover for 2003 was £126.5 million). Its pre-tax profit doubled to £13.3 million (2003: £6.6 million). For nine months ended 30 September 2004, pre-tax profit increased significantly by £33.6 million to £33.9 million (2003: £0.3 million) whilst its profit after minority interests amounted to £21.8 million (2003: loss of £3.4 million).

To offer a "like for like" ("LFL") comparison of the operating statistics of the M&C Group, the Millenium Hilton in New York which was only fully opened in third quarter of 2003 is excluded. Occupancy for Q3 was 75.1% (2003: LFL 68.7%), resulting in a 11.5% increase in RevPAR to £43.20 (2003: LFL £38.75). Group RevPAR was up 13.1% on the equivalent period of 2003, if Millenium Hilton in New York is included at constant currency.

Encouraging signs of recovery is seen in Regional US, London and Asia with increases of RevPAR in Q3 by 12.6%, 12.0% and 16.5% respectively. The New Zealand portfolio continues to perform well.

9. Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

The Group's performance for the period under review is in line with its expectations as disclosed in the announcement of results for second quarter and half year ended 30 June 2004 .

10. A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

<u>Property</u>

With the GDP still coming within expectation of between 8% and 9% for 2004 and unemployment rate falling to 3.4%, the property market is expected to continue to improve for the rest of the year and beyond. Signs of price increase in the residential sector in the last 2 quarters and the buoyant recovery in surrounding countries in the region have helped to lift the general sentiments.

With the improved sentiments, the Group soft-launched the much-awaited prestigious project, The Sail @ Marina Bay, on 29 October with a launch extravaganza. This 70-storey project is the tallest residential development in Singapore and among the top ten tallest in the world. With its unique sculptural architecture, distinctive location and first-of-its-kind waterfront lifestyle concept which promises an integrated live-work-play environment, the project has generated much interests both locally and internationally.

We decided to launch one tower only, namely the Marina Bay Tower and retain the second tower, Central Park Tower, for investment, institutional enbloc sale, serviced apartments, REITS or other purposes. We will decide on the best course of action in due course.

The response has been overwhelming with more than 70% of the 250 units released for the soft-launch being snapped up within a few days. This had prompted us to bring forward the official launch of the project to 11 November 2004.

The Group planned to launch shortly another project , namely the residential development at City Square. It comprises approximately 940 units and will be launched in phases. City Square also has a separate commercial component comprising a 721,000 sq ft retail complex. This development is conveniently linked to the Farrer Park MRT station along the North East Line which is already in operation.

The improving economy is expected to accelerate the improvement in the office sector. With limited supply in the next 12 months or so, occupancy and rental rates are expected to improve faster next year.

<u>Hotel</u>

The recovery in M&C group's performance is encouraging. As the trading environment continues to improve, M&C will monitor the operational performance of its portfolio to assess its potential, improve revenue and profit opportunities and identify assets for disposal or acquisition.

In October, M&C completed the sale of The Plaza, New York, for US$675 million (approximately S$1,155 million), in which it had an effective 50% interest. It has also announced the agreement to sell its interest in a marina and shopping centre in Sydney for A$111m (approximately S$135 million). Profit from these sales will be reflected in the results of the last quarter of the year.

GROUP PROSPECTS

With the expected improvement in the property market in Singapore coupled with the recovery of the hospitality industry worldwide, the Group is confident of remaining profitable over the next 12 months.

11. Dividend

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on?

Yes. On 10 November 2004, the Board of Directors pursuant to the recommendation of the Audit Committee declared the payment of a non-cumulative preference dividend to holders of City Developments Limited Non-redeemable Convertible Non-cumulative Preference Shares of $0.05 each ("Preference Shares") in accordance with the terms of issue of the Preference Shares. The preference dividend for each Preference Share is calculated at the dividend rate of 3.9% (net) per annum of the issue price of $1.00 for each Preference Share on the basis of 205 days, being the actual number of days comprised in the dividend period from 9 June 2004 to 30 December 2004, divided by 365 days.

Name of Dividend	Preference Dividend
Dividend Type	Cash
Dividend Amount per Preference Share (in cents)	2.19 cents (net) per Preference share
Dividend rate (in %)	3.9% (net) per annum on the issue price of each Preference Share
Dividend period	From 9 June 2004 to 30 December 2004 (both dates inclusive)
Par value of Preference Shares	$0.05 per Preference Share
Issue price of Preference Shares	$1.00 per Preference share
Tax rate	20%

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year?

None.

(c) Date payable

The preference dividend will be paid on 31 December 2004 .

(d) Books Closure Date for Non-redeemable Convertible Non-cumulative Preference Shares of $0.05 each (the "Preference Shares")

NOTICE IS HEREBY GIVEN that the Preference Shares Transfer Books and Register of Holders of Preference Shares of the Company will be closed on 17 December 2004. Duly completed registrable transfers received by the Company's Registrar, M & C Services Private Limited of 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 16 December 2004 will be registered to determine Preference Shareholders' entitlement to the non-cumulative preference dividend (the "Preference Dividend") of 3.9% (net) per annum on the issue price of $1.00 for each Preference Share for the dividend period from 9 June 2004 to 30 December 2004 (both dates inclusive). In respect of Preference Shares in securities accounts with The Central Depository (Pte) Limited ("CDP"), the Preference Dividend will be paid by the Company to CDP who will distribute the Preference Dividend to the holders of the securities accounts.

12. If no dividend has been declared/recommended, a statement to that effect.

No ordinary dividend has been declared or recommended for the current financial period under review.

PART II - ADDITIONAL INFORMATION REQUIRED FOR FULL YEAR ANNOUNCEMENT
(This part is not applicable to Q1, Q2, Q3 or Half Year Results)

13. Segmented revenue and results for business or geographical segments (of the group) in the form presented in the issuer's most recently audited annual financial statements, with comparative information for the immediately preceding year.

By Business Segments	<--------------------The Group-------------------->			
	Third quarter ended 30 September		9-month period ended 30 September	
	2004	2003	2004	2003
	S$'000	S$'000	S$'000	S$'000
Revenue				
Property Development	128,488	192,836	401,415	478,943
Hotel Operations	414,516	367,200	1,212,045	1,030,229
Rental Properties	43,966	47,664	134,494	142,340
Others	10,873	14,898	28,812	34,063
	597,843	622,598	1,776,766	1,685,575
Profit/(Loss) before tax				
Property Development	17,843	15,740	72,169	69,751
Hotel Operations	35,651	13,702	85,208	(18,091)
Rental Properties	4,423	41,976	20,239	67,409
Others	18,761	746	19,942	9,424
	76,678	72,164	197,558	128,493

14. In the review of performance, the factors leading to any material changes in contributions to turnover and earnings by the business or geographical segments.

Property Development

Pre-tax profit from this segment improved marginally for both Q3 and 9-month period although revenue decreased by $64.3 million to $128.5 million for Q3 (2003 : $192.8 million) and by $77.5 million to $401.4 million for 9-month period (2003 : $478.9 million). Projects that contributed to both turnover and profit include Changi Rise, Esparis EC, Goldenhill Villas , Savannah CondoPark, Nuovo EC and Monterey Park. Profit was also recognised for Edelweiss Park which was a project developed by a jointly controlled entity of the Group.

Hotel Operations

Revenue improved by $47.3 million (or 12.9%) and $181.8 million (or 17.6%) for Q3 and 9-month period respectively. Pre-tax profit soared to $35.7 million for Q3 (2003 : $13.7 million) and to $85.2 million for 9-month period (2003: loss of $18.1 million).

The increase in both revenue and pre-tax profit resulted from the rise in RevPAR across the Group and the successful re-opening of the Millenium Hilton New York in May 2003.

Rental Properties

Revenue decreased by $3.7 million to $44 million for Q3 (2003 : $47.7 million) and by $7.8 million to $134.5 million for 9-month period (2003 : $142.3 million) . Pre-tax profit decreased by $37.6 million to $4.4 million for Q3 (2003 : $42 million) and by $47.2 million for 9-month period (2003 : $67.4 million). These decreases resulted from the disposal of the Group's 50% share in Seoul City Tower Co. Ltd in Q3 2003 and Lot 1 Shoppers' Mall in Q4 2003 . In addition , lower average occupancy and rental rates also contributed to the decrease.

Others

Other revenue comprises mainly income from hotel management, building maintenance contracts, project management, club operations, dividend income and profit from sale of short-term investments.

Revenue for Q3 decreased by 27% (or $4 million) to $10.9 million and by 15.4% (or $5.3 million) to $28.8 million for 9-month period mainly due to reclassification of certain fees to Hotel Operations during the period.

Pre-tax profit improved significantly by $18 million to $18.8 million for Q3 (2003 : $0.8 million) and by $10.5 million to $19.9 million (2003 : $9.4 million). The increase is mainly on account of the Group's disposal of its effective interest in Amarin Plaza Public Company Limited.

15. **A breakdown of sales.**

	<------------------The Group---------------------->			
	2004		2003	
	Q3 S$'000	9-month S$'000	Q3 S$'000	9-month S$'000
Sales	597,843	1,776,766	622,598	1,685,575
Operating profit after tax before deducting minority interests	75,843	192,233	50,194	100,619

16. **A breakdown of the total annual dividend (in dollar value) for the issuer's latest full year and its previous full year.**

Total Annual Dividend (*Refer to Para 16 of Appendix 7.2 for the required details*)

	FY2003 S$'000	FY 2002 S$'000
Ordinary	49,631	46,860
Preference	-	-
Total:	49,631	46,860

17. **Interested Person Transactions**

In the quarter ended 30 September 2004, the aggregate value of all interested person transactions conducted with Hong Leong Investment Holdings Pte. Ltd. group of companies under the shareholders' mandate pursuant to Rule 920 of the SGX Listing Manual (excluding transactions less than $100,000) amounted to $1,039,200. Saved as disclosed, no other interested person transactions were conducted under the shareholders' mandate in the said period.

18. **Subsequent Events**

(a) On 13 October 2004, Millennium & Copthorne Hotels plc ("M&C"), which is a 52% subsidiary of the Group, announced that Birkenhead Investments Pty Limited (a subsidiary of CDL Hotels New Zealand Limited, which in turn is a subsidiary of M&C) has entered into an agreement (the "Agreement") to sell the Birkenhead Point Shopping Centre and Birkenhead Marina facility in Sydney to Intro International Limited (the "Purchaser") for a consideration of A$111 million (£45 million). Completion under the Agreement is conditional upon the Purchaser obtaining approval from the Australian Foreign Investment Review Board ("FIRB") for the purchase of the property and is expected to take place on the later of 30 November 2004 and the Purchaser obtaining FIRB approval.

(b) On 18 October 2004, M&C announced that the sale of The Plaza, New York and the adjoining property, has been completed by Plaza Operating Partners Ltd, in which M&C has an effective 50% interest.

BY ORDER OF THE BOARD

Shufen Loh @ Catherine Shufen Loh
Company Secretary
10 November 2004

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	CITY DEVELOPMENTS LIMITED
Company Registration No.	196300316Z
Announcement submitted on behalf of	CITY DEVELOPMENTS LIMITED
Announcement is submitted with respect to *	CITY DEVELOPMENTS LIMITED
Announcement is submitted by *	Enid Ling Peek Fong
Designation *	Company Secretary
Date & Time of Broadcast	12-Nov-2004 17:14:34
Announcement No.	00060

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Notification on New Subsidiaries
Description	Please refer to the attachment.
Attachments:	notification_new_subs.pdf Total size = **28K** (2048K size limit recommended)

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Notification on New Subsidiaries

The Board of Directors of City Developments Limited ("CDL" or the "Company") wishes to announce that :

1. Singapura Developments (Private) Limited, a wholly-owned subsidiary of the Company, has incorporated a new company, Wideachieve Holdings Limited ("WH"). Information relating to WH is as follows :

Name of Company	:	Wideachieve Holdings Limited
Date & country of incorporation	:	3 September 2004 British Virgin Islands
Authorised capital	:	US$50,000/- divided into 50,000 shares of US$1/- each
Issued and paid up capital	:	US$1/- divided into 1 share of US$1/- each
Principal activity	:	Investment holding

2. WH has in turn set up two wholly-owned subsidiaries known as Bechampion Investments Limited ("BI") and Rich Pioneer Investments Limited ("RP").

   Information relating to BI and RP are as follows:

(i)	Name of Company	:	Bechampion Investments Limited
	Date & country of incorporation	:	3 September 2004 British Virgin Islands
	Authorised share capital	:	US$50,000 divided into 50,000 shares of US$1 each
	Issued share capital	:	US$1 divided into 1 share of US$1 each
	Principal activity	:	Investment holding
(ii)	Name of Company	:	Rich Pioneer Investments Limited
	Date & country of incorporation	:	23 September 2004 British Virgin Islands
	Authorised share capital	:	US$50,000 divided into 50,000 shares of US$1 each
	Issued share capital	:	US$1 divided into 1 share of US$1 each
	Principal activity	:	Investment holding

By Order of the Board

Shufen Loh @ Catherine Shufen Loh
Company Secretary